Exhibit 99.1

RLX Technology Announces Unaudited Third Quarter 2024 Financial Results

SHENZHEN, November 15, 2024 /PRNEWSWIRE/ - RLX Technology Inc. ("RLX Technology" or the "Company") (NYSE: RLX), a leading global branded e-vapor company, today announced its unaudited financial results for the third quarter ended September 30, 2024.

Third Quarter 2024 Financial Highlights

•	Net revenues were RMB756.3 million (US$107.8 million) in the third quarter of 2024, compared with RMB498.9 million in the same period of 2023.

•	Gross margin was 27.2% in the third quarter of 2024, compared with 24.1% in the same period of 2023.

•	U.S. GAAP net income was RMB169.4 million (US$24.1 million) in the third quarter of 2024, compared with RMB176.6 million in the same period of 2023.

•	Non-GAAP net income[1] was RMB261.9 million (US$37.3 million) in the third quarter of 2024, compared with RMB201.4 million in the same period of 2023.

"We delivered another strong performance in the third quarter of 2024, showcasing our ability to consistently excel in diverse markets despite rapidly evolving trends and regulations," commented Ms. Ying (Kate) Wang, Co-founder, Chairperson of the Board of Directors, and Chief Executive Officer of RLX Technology. "Our efficient, adaptable localization strategies have empowered us to establish market leadership in multiple countries by cultivating strong product-market alignment and building solid relationships with local distributors and retailers. Furthermore, our broad offering of premium, reliable cartridge-based products and growing selection of disposables and open-system products have earned the loyalty of adult smokers worldwide. As a trusted e-vapor brand for adult smokers, we remain committed to creating innovative, high-quality products in line with shifting trends and regulations, meeting users' needs while driving RLX’s long-term growth."

Mr. Chao Lu, Chief Financial Officer of RLX Technology, added, "Our robust third quarter results were led by a 51.6% year-over-year increase in net revenues to RMB756.3 million, underscoring the success of our internationalization efforts. Our gross margin also improved year over year, expanding 3.1 percentage points to 27.2%, thanks to a favorable shift in our revenue mix and our effective cost optimization initiatives. Notably, we maintained stable non-GAAP operating expenses while rapidly growing revenue, highlighting our operational leverage. We are also excited to continue returning value to our shareholders with our second cash dividend since our IPO while also executing our share repurchase program. Going forward, we will remain dedicated to pursuing development opportunities that deliver sustainable, growing profits and enhance returns for our shareholders."

Third Quarter 2024 Financial Results

Net revenues were RMB756.3 million (US$107.8 million) in the third quarter of 2024, compared with RMB498.9 million in the same period of 2023. The increase was primarily due to our international expansion.

Gross profit was RMB206.0 million (US$29.4 million) in the third quarter of 2024, compared with RMB120.0 million in the same period of 2023.

Gross margin was 27.2% in the third quarter of 2024, compared with 24.1% in the same period of 2023. The increase was primarily due to a favorable change in the revenue mix and the cost optimization efforts.

1 Non-GAAP net income is a non-GAAP financial measure. For more information on the Company's non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Operating expenses were RMB216.6 million (US$30.9 million) in the third quarter of 2024, compared with RMB154.4 million in the same period of 2023. The increase was primarily due to the fluctuation of share-based compensation expenses, from RMB24.8 million in the third quarter of 2023 to RMB92.5 million (US$13.2 million) in the third quarter of 2024. The changes in share-based compensation expenses were primarily due to the changes in the fair value of the share incentive awards that the Company granted to its employees in line with the fluctuations in the Company's share price.

Selling expenses were RMB69.0 million (US$9.8 million) in the third quarter of 2024, compared with RMB44.8 million in the same period of 2023, primarily due to an increase in share-based compensation expenses and branding expenses.

General and administrative expenses were RMB123.2 million (US$17.6 million) in the third quarter of 2024, compared with RMB78.8 million in the same period of 2023, primarily due to an increase in share-based compensation expenses.

Research and development expenses were RMB24.4 million (US$3.5 million) in the third quarter of 2024, compared with RMB30.8 million in the same period of 2023, primarily due to a decrease in salaries, welfare benefits and depreciation and amortization expenses, slightly offset by an increase in share-based compensation expenses.

Loss from operations was RMB10.7 million (US$1.5 million) in the third quarter of 2024, compared with RMB34.3 million in the same period of 2023.

Income tax expense was RMB30.4 million (US$4.3 million) in the third quarter of 2024, compared with RMB1.7 million in the same period of 2023.

U.S. GAAP net income was RMB169.4 million (US$24.1 million) in the third quarter of 2024, compared with RMB176.6 million in the same period of 2023.

Non-GAAP net income was RMB261.9 million (US$37.3 million) in the third quarter of 2024, compared with RMB201.4 million in the same period of 2023.

U.S. GAAP basic and diluted net income per American depositary share ("ADS") were RMB0.135 (US$0.019) and RMB0.129 (US$0.018), respectively, in the third quarter of 2024, compared with U.S. GAAP basic and diluted net income per ADS of RMB0.133 and RMB0.130, respectively, in the same period of 2023.

Non-GAAP basic and diluted net income per ADS2 were RMB0.211 (US$0.030) and RMB0.200 (US$0.029), respectively, in the third quarter of 2024, compared with non-GAAP basic and diluted net income per ADS of RMB0.152 and RMB0.149, respectively, in the same period of 2023.

Balance Sheet and Cash Flow

As of September 30, 2024, the Company had cash and cash equivalents, restricted cash, short-term bank deposits, net, short-term investments, net, long-term bank deposits, net and long-term investment securities, net of RMB15,361.7 million (US$2,189.0 million), compared with RMB14,930.8 million as of June 30, 2024. In the third quarter of 2024, net cash generated from operating activities was RMB156.6 million (US$22.3 million).

2 Non-GAAP basic and diluted net income per ADS is a non-GAAP financial measure. For more information on the Company's non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Dividend Payment

The Company announced that its Board of Directors approved a cash dividend of US$0.01 per ordinary share, or US$0.01 per ADS, to holders of ordinary shares and holders of ADSs, respectively, as of the close of business on December 6, 2024 Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The payment date is expected to be on or around December 13, 2024 and on or around December 20, 2024 for holders of ordinary shares and holders of ADSs, respectively.

Conference Call

The Company's management will host an earnings conference call at 7:00 AM U.S. Eastern Time on November 15, 2024 (8:00 PM Beijing/Hong Kong Time on November 15, 2024).

Dial-in details for the earnings conference call are as follows:

United States (toll-free):	+1-888-317-6003
International:	+1-412-317-6061
Hong Kong, China (toll-free):	+800-963-976
Hong Kong, China:	+852-5808-1995
Mainland China:	400-120-6115
Participant Code:	6222824

Participants should dial in 10 minutes before the scheduled start time and ask to be connected to the call for "RLX Technology Inc." with the Participant Code as set forth above.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.relxtech.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until November 22, 2024, by dialing the following telephone numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	7489030

About RLX Technology Inc.

RLX Technology Inc. (NYSE: RLX) is a leading global branded e-vapor company. The Company leverages its strong in-house technology, product development capabilities and in-depth insights into adult smokers' needs to develop superior e-vapor products.

For more information, please visit: http://ir.relxtech.com.

Non-GAAP Financial Measures

The Company uses non-GAAP net income and non-GAAP basic and diluted net income per ADS, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP net income represents net income excluding share-based compensation expenses. Non-GAAP basic and diluted net income per ADS is computed using non-GAAP net income attributable to RLX Technology Inc. and the same number of ADSs used in U.S. GAAP basic and diluted net income per ADS calculation.

The Company presents these non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company believes that they help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in net income. The Company also believes that the use of the non-GAAP measures facilitates investors' assessment of its operating performance, as they could provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by the management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. They should not be considered in isolation or construed as an alternative to net income, basic and diluted net income per ADS or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review its historical non-GAAP financial measures to the most directly comparable U.S. GAAP measures. The non-GAAP financial measures here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned "Unaudited Reconciliation of GAAP and non-GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.0176 to US$1.00, the exchange rate on September 30, 2024, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "potential," "continue" and similar statements. Among other things, quotations from management in this announcement, as well as the Company's strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's growth strategies; its future business development, results of operations and financial condition; trends and competition in global e-vapor market; changes in its revenues and certain cost or expense items; governmental policies, laws and regulations across various jurisdictions relating to the Company's industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is current as of the date of this press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

In China:

RLX Technology Inc.
Head of Capital Markets
Sam Tsang

Email: ir@relxtech.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

Email: RLX@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: RLX@tpg-ir.com

RLX TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of
	December 31, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,390,298	3,255,500	463,905
Restricted cash	29,760	58,265	8,303
Short-term bank deposits, net	2,631,256	2,602,887	370,908
Receivables from online payment platforms	6,893	5,357	763
Short-term investments	3,093,133	2,199,658	313,449
Accounts and notes receivable, net	60,482	121,939	17,376
Inventories	144,850	81,432	11,604
Amounts due from related parties	118,736	248,762	35,448
Prepayments and other current assets, net	508,435	299,409	42,666
Total current assets	8,983,843	8,873,209	1,264,422
Non-current assets:
Property, equipment and leasehold improvement, net	77,358	56,998	8,122
Intangible assets, net	69,778	59,156	8,430
Long-term investments, net	8,000	8,000	1,140
Deferred tax assets, net	58,263	58,262	8,302
Right-of-use assets, net	52,562	31,304	4,461
Long-term bank deposits, net	1,757,804	1,022,279	145,674
Long-term investment securities, net	5,236,109	6,223,159	886,791
Goodwill	66,506	64,528	9,195
Other non-current assets, net	4,874	5,632	803
Total non-current assets	7,331,254	7,529,318	1,072,918
Total assets	16,315,097	16,402,527	2,337,340

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	266,426	352,403	50,217
Contract liabilities	49,586	24,508	3,492
Salary and welfare benefits payable	39,256	75,047	10,694
Taxes payable	77,164	127,526	18,172
Accrued expenses and other current liabilities	103,996	107,771	15,357
Amounts due to related parties	101,927	10,380	1,479
Dividend payable	881	-	-
Lease liabilities - current portion	29,435	16,710	2,381
Total current liabilities	668,671	714,345	101,792

Non-current liabilities:
Deferred tax liabilities	23,591	21,757	3,100
Lease liabilities - non-current portion	24,419	7,136	1,017
Total non-current liabilities	48,010	28,893	4,117
Total liabilities	716,681	743,238	105,909

Shareholders' Equity:
Total RLX Technology Inc. shareholders' equity	15,609,393	15,662,993	2,231,959
Noncontrolling interests	(10,977)	(3,704)	(528)
Total shareholders' equity	15,598,416	15,659,289	2,231,431

Total liabilities and shareholders' equity	16,315,097	16,402,527	2,337,340

RLX TECHNOLOGY INC.
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except for share and per share data)

	For the three months ended				For the nine months ended
	September 30,				September 30,
	2023 (As adjusted) (a)	June 30, 2024	September 30, 2024	September 30, 2024	2023 (As adjusted) (a)	September 30, 2024	September 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues	498,929	627,176	756,288	107,770	1,065,929	1,935,087	275,748
Cost of revenues	(278,578)	(400,712)	(473,379)	(67,456)	(529,004)	(1,201,701)	(171,241)
Excise tax on products	(100,313)	(68,602)	(76,933)	(10,963)	(272,624)	(226,775)	(32,315)
Gross profit	120,038	157,862	205,976	29,351	264,301	506,611	72,192

Operating expenses:
Selling expenses	(44,751)	(62,235)	(68,975)	(9,829)	(175,738)	(184,097)	(26,234)
General and administrative expenses	(78,849)	(128,997)	(123,226)	(17,560)	(293,985)	(362,177)	(51,610)
Research and development expenses	(30,783)	40	(24,435)	(3,482)	(150,782)	(55,935)	(7,971)
Total operating expenses	(154,383)	(191,192)	(216,636)	(30,871)	(620,505)	(602,209)	(85,815)

Loss from operations	(34,345)	(33,330)	(10,660)	(1,520)	(356,204)	(95,598)	(13,623)

Other income：
Interest income, net	158,260	154,207	156,659	22,324	469,951	469,724	66,935
Investment income	21,028	12,718	13,070	1,862	63,001	38,564	5,495
Others, net	33,412	22,739	40,745	5,806	183,949	92,427	13,171
Income before income tax	178,355	156,334	199,814	28,472	360,697	505,117	71,978
Income tax expense	(1,746)	(21,389)	(30,423)	(4,335)	(35,677)	(68,156)	(9,712)
Net income	176,609	134,945	169,391	24,137	325,020	436,961	62,266
Less: net income attributable to noncontrolling interests	1,579	2,631	3,737	532	4,169	7,085	1,010
Net income attributable to RLX Technology Inc.	175,030	132,314	165,654	23,605	320,851	429,876	61,256
Other comprehensive (loss)/income:
Foreign currency translation adjustments	(83,978)	44,174	(181,148)	(25,813)	331,004	(124,268)	(17,708)
Unrealized income on long-term investment securities	3,508	705	5,292	754	11,920	5,984	853
Total other comprehensive (loss)/income	(80,470)	44,879	(175,856)	(25,059)	342,924	(118,284)	(16,855)
Total comprehensive income/(loss)	96,139	179,824	(6,465)	(922)	667,944	318,677	45,411
Less: total comprehensive income attributable to noncontrolling interests	1,579	2,618	3,730	531	4,169	7,078	1,010
Total comprehensive income/(loss) attributable to RLX Technology Inc.	94,560	177,206	(10,195)	(1,453)	663,775	311,599	44,401

Net income per ordinary share/ADS
Basic	0.133	0.108	0.135	0.019	0.244	0.348	0.050
Diluted	0.130	0.103	0.129	0.018	0.239	0.333	0.047

Weighted average number of ordinary shares/ADSs
Basic	1,316,452,743	1,228,869,526	1,225,417,517	1,225,417,517	1,317,292,081	1,234,501,619	1,234,501,619
Diluted	1,344,359,144	1,284,388,803	1,287,927,444	1,287,927,444	1,344,018,578	1,289,831,349	1,289,831,349

Note (a): The Company acquired various companies on December 13, 2023, which was accounted for as an under common control transaction in accordance with ASC 805-50. The Company retrospectively adjusted the above comparative unaudited condensed consolidated statements of comprehensive income/(loss) in the prior quarter and prior nine months period.

RLX TECHNOLOGY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the three months ended				For the nine months ended
	September 30, 2023 (As adjusted) (b)	June 30, 2024	September 30, 2024	September 30, 2024	September 30, 2023 (As adjusted) (b)	September 30, 2024	September 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income	176,609	134,945	169,391	24,137	325,020	436,961	62,266
Add: share-based compensation expenses
Selling expenses	(4,045)	9,172	5,768	822	4,571	19,543	2,785
General and administrative expenses	29,771	93,026	85,295	12,154	140,190	244,735	34,874
Research and development expenses	(936)	(24,074)	1,446	206	1,490	(18,747)	(2,671)
Non-GAAP net income	201,399	213,069	261,900	37,319	471,271	682,492	97,254

Net income attributable to RLX Technology Inc.	175,030	132,314	165,654	23,605	320,851	429,876	61,256
Add: share-based compensation expenses	24,790	78,124	92,509	13,182	146,251	245,531	34,988
Non-GAAP net income attributable to RLX Technology Inc.	199,820	210,438	258,163	36,787	467,102	675,407	96,244

Non-GAAP net income per ordinary share/ADS
- Basic	0.152	0.171	0.211	0.030	0.355	0.547	0.078
- Diluted	0.149	0.164	0.200	0.029	0.348	0.524	0.075
Weighted average number of ordinary shares/ADSs
- Basic	1,316,452,743	1,228,869,526	1,225,417,517	1,225,417,517	1,317,292,081	1,234,501,619	1,234,501,619
- Diluted	1,344,359,144	1,284,388,803	1,287,927,444	1,287,927,444	1,344,018,578	1,289,831,349	1,289,831,349

Note (b): The Company acquired various companies on December 13, 2023, which was accounted for as an under common control transaction in accordance with ASC 805-50. The Company retrospectively adjusted the above unaudited reconciliation of GAAP and Non-GAAP results in the prior quarter and prior nine months period.

RLX TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	For the three months ended				For the nine months ended
	September 30, 2023 (As adjusted) (c)	June 30, 2024	September 30, 2024	September 30, 2024	September 30, 2023 (As adjusted) (c)	September 30, 2024	September 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net cash generated from/(used in) operating activities	82,853	196,764	156,554	22,309	(106,494)	357,338	50,920
Net cash generated from investing activities	967,234	557,132	139,120	19,824	1,780,871	1,116,917	159,159
Net cash used in financing activities	(206,577)	-	(74,780)	(10,656)	(401,311)	(547,665)	(78,042)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(5,918)	10,032	(45,818)	(6,529)	52,884	(32,883)	(4,685)
Net increase in cash and cash equivalents and restricted cash	837,592	763,928	175,076	24,948	1,325,950	893,707	127,352
Cash, cash equivalents and restricted cash at the beginning of the period	1,777,444	2,374,761	3,138,689	447,260	1,289,086	2,420,058	344,856
Cash, cash equivalents and restricted cash at the end of the period	2,615,036	3,138,689	3,313,765	472,208	2,615,036	3,313,765	472,208

Note (c): The Company acquired various companies on December 13, 2023, which was accounted for as an under common control transaction in accordance with ASC 805-50. The Company retrospectively adjusted the above comparative unaudited condensed consolidated statements of cash flows in the prior quarter and prior nine months period.